# FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

**Report of Foreign Issuer**

**Pursuant to Rule 13a-16 or 15d-16 of**

**Securities Exchange Act of 1934**

For the month of September 2003

HOLMES FINANCING (No 2) PLC
HOLMES FUNDING LIMITED
HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

## Holmes Financing No 2 plc
### Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
### For Period 09 August 2003 to 08 September 2003

**All values are in thousands of pounds sterling unless otherwise stated**

**Mortgage Asset Analysis**

Analysis of Mortgage Trust Movements

|  | Current Period | |
|---|---|---|
|  | Number | £000's |
| Brought Forward | 360,603 | 23,912,857 |
| Replenishment | 17,954 | 1,375,049 |
| Repurchased | (8,671) | (656,811) |
| Redemptions | (9,682) | (635,726) |
| Losses | (18) | (9) |
| Capitalised Interest | 0 | 1,482 |
| Other Movements | 0 | 1 |
| Carried Forward | 360,186 | 23,996,843 |

|  | Cumulative | |
|---|---|---|
|  | Number | £000's |
| Brought Forward | 115,191 | 6,399,214 |
| Replenishment | 605,197 | 43,237,239 |
| Repurchased | (163,906) | (11,478,312) |
| Redemptions | (196,013) | (14,171,482) |
| Losses | (283) | (653) |
| Capitalised Interest | 0 | 10,837 |
| Other Movements | 0 | 0 |
| Carried Forward | 360,186 | 23,996,843 |

|  | Period CPR | Annualised CPR |  |
|---|---|---|---|
| 1 Month | 5.39% | 85.47% | **( including |
|  |  |  | redemptions |
| 3 Month | 15.42% | 78.88% | and |
| 12 Month | 62.70% | 62.70% | repurchases ) |

** The annualised CPR's are expressed as a percentage of the
  outstanding balance at the end of the period

Asset Profiles

| | | |
|---|---|---|
| Weighted Average Seasoning | 35.04 | months |
| Weighted Average Loan size | £66,623.48 | |
| Weighted Average LTV | 76.25% | *** (see below) |
| Weighted Average Remaining Term | 18.80 | Years |


Holmes Financing No 2 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited

**For Period 09 August 2003 to 08 September 2003**


**All values are in thousands of pounds sterling unless otherwise stated**

| Product Type Analysis | £000's | % |
|---|---|---|
| Variable Rate | 9,740,319 | 40.59% |
| Fixed Rate | 4,386,623 | 18.28% |
| Tracker Rate | 9,869,902 | 41.13% |
| | 23,996,843 | 100.00% |

As at 8th August 2003 approximately 7% of the loans were flexible loans

Mortgage Standard Variable Rate

| Effective Date | Rate |
|---|---|
| 01 August 2003 | 5.54% |
| 01 March 2003 | 5.79% |
| 01 November 2002 | 5.94% |

Geographic Analysis

| Region | Number | £000's | % |
|---|---|---|---|
| East Anglia | 14,103 | 860,039 | 3.58% |
| East Midlands | 19,158 | 1,082,149 | 4.51% |
| Greater London | 61,361 | 5,305,511 | 22.11% |
| North | 15,154 | 734,469 | 3.06% |
| North West | 41,366 | 2,143,088 | 8.93% |
| Scotland | 20,026 | 1,068,792 | 4.45% |
| South East | 94,348 | 7,494,772 | 31.23% |
| South West | 28,054 | 1,826,831 | 7.61% |
| Wales | 18,214 | 898,467 | 3.74% |
| West Midlands | 24,708 | 1,401,484 | 5.84% |
| Yorkshire and Humberside | 22,708 | 1,120,596 | 4.67% |
| Unknown | 986 | 60,645 | 0.25% |
| Total | 360,186 | 23,996,843 | 100.00% |

Holmes Financing No 2 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited

**For Period 09 August 2003 to 08 September 2003**

**All values are in thousands of pounds sterling unless otherwise stated**

## Original LTV Bands

| Range | Number | £000's | % |
|---|---|---|---|
| 0.00 - 25.00 | 7,306 | 295,168 | 1.23% |
| 25.01 - 50.00 | 43,899 | 2,415,409 | 10.07% |
| 50.01 - 75.00 | 104,361 | 7,451,134 | 31.05% |
| 75.01 - 80.00 | 19,579 | 1,439,065 | 6.00% |
| 80.01 - 85.00 | 25,271 | 1,916,905 | 7.99% |
| 85.01 - 90.00 | 53,449 | 4,123,775 | 17.18% |
| 90.01 - 95.00 | 106,321 | 6,355,387 | 26.48% |
| Total | 360,186 | 23,996,843 | 100.00% |

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.

## Arrears

| Band | Number | Principal | Overdue | % |
|---|---|---|---|---|
| Current | 349,561 | 23,354,832 | (2,958) | 97.35% |
| 1.00 - 1.99 months | 6,579 | 394,027 | 2,992 | 1.64% |
| 2.00 - 2.99 months | 1,748 | 106,644 | 1,492 | 0.44% |
| 3.00 - 3.99 months | 904 | 55,164 | 1,129 | 0.23% |
| 4.00 - 4.99 months | 467 | 27,967 | 725 | 0.12% |
| 5.00 - 5.99 months | 300 | 18,090 | 600 | 0.08% |
| 6.00 -11.99 months | 508 | 28,661 | 1,349 | 0.12% |
| 12 months and over | 58 | 3,107 | 290 | 0.01% |
| Properties in Possession | 61 | 2,516 | 216 | 0.01% |
| Total | 360,186 | 23,991,008 | 5,835 | 100.00% |

## Definition of Arrears

This arrears multiplier is calculated as the arrears amount ( which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments ) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

**All values are in thousands of pounds sterling unless otherwise stated**

Movement in Shares of Trust

|  | Funding | Seller |
|---|---|---|
|  | £000's | £000's |
| Balance Brought Forward | 14,060,028 | 9,852,829 |
| Replenishment of Assets | 0 | 1,375,049 |
| Acquisition by Funding | 0 | 0 |
| Distribution of Principal Receipts | 0 | (1,292,536) |
| Allocation of Losses | (5) | (4) |
| Share of Capitalised Interest | 872 | 610 |
| Payment Re Capitalised Interest | (872) | 872 |
| Balance Carried Forward | 14,060,023 | 9,936,820 |

| Carried Forward Percentage | 58.59114% | 41.40886% |
|---|---|---|

| Minimum Seller Share | 959,874 | 4.00% |
|---|---|---|

Cash Accumulation Ledger

|  | £000's |
|---|---|
| Brought Forward | 896,655 |
| Additional Amounts Accumulated | 5 |
| Payment of Notes | 0 |
| Carried Forward | 896,660 |

| Target Balance | 896,646 | payable on 15th October 2003 |
|---|---|---|

| Liquidity Facilities | Drawn £000's | Undrawn £000's |
|---|---|---|
| Holmes Funding | £0 | £25,000 |
| Holmes Financing 1 | £0 | £25,000 |
| Holmes Financing 2 | £0 | £25,000 |
| Holmes Financing 3 | £0 | £25,000 |
| Holmes Financing 4 | £0 | £25,000 |
| Holmes Financing 5 | £0 | £25,000 |
| Holmes Financing 6 | £0 | £25,000 |

Excess Spread

| Quarter to 15/07/03 | 0.4620% |
|---|---|
| Quarter to 15/04/03 | 0.6113% |
| Quarter to 15/01/03 | 0.5960% |
| Quarter to 15/10/02 | 0.5892% |

Holmes Financing No 2 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited

**For Period 09 August 2003 to 08 September 2003**

**All values are in thousands of pounds sterling unless otherwise stated**

| Reserve Funds | First Reserve | Second Reserve |
|---|---|---|
| Balance as at 15/07/2003 | £229,932,855.00 | £56,890,739.99 |
| Required Amount as at 15/07/2003 | £350,000,000.00 | £160,929,823.00 |
| Percentage of Notes | 1.63% | 0.40% |

Properties in Possession

Stock

| | Current Period | |
|---|---|---|
| | Number | £000's |
| Brought Forward | 66 | 3,217 |
| Repossessed in Period | 14 | 935 |
| Sold in Period | (19) | (1,420) |
| Carried Forward | 61 | 2,732 |

| | Cumulative | |
|---|---|---|
| | Number | £000's |
| Repossessed to date | 365 | 18,348 |
| Sold to date | (304) | (15,616) |
| Carried Forward | 61 | 2,732 |

Repossession Sales Information

| Average time Possession to Sale | 79 Days |
|---|---|
| Average arrears at time of Sale | £3,163 |

MIG Claim Status

| | Number | £000's |
|---|---|---|
| MIG Claims made | 165 | 1,239 |
| MIG Claims outstanding | 7 | 76 |

| Average time claim to payment | 35 |
|---|---|

Trigger Events

There has been no debit to the AAA Principal Deficiency Ledger

The Seller has not suffered an Insolvency Event

The Seller is still the Servicer

The Outstanding Principal balance is in excess of £21 billion

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
**For Period 09 August 2003 to 08 September 2003**

**All values are in thousands of pounds sterling unless otherwise stated**

**Retired Class A Notes**

| Date Retired | Holmes 1 | Holmes 2 | Holmes 3 | Holmes4 | Holmes 5 | Holmes 6 | Holmes 7 |
|---|---|---|---|---|---|---|---|
| 02Q3 | - | 703 | - | - | 352 | - | - |
| 02Q4 | - | - | - | - | 352 | - | - |
| 03Q1 | - | - | 750 | - | - | - | - |
| 03Q2 | - | - | - | - | - | - | - |
| 03Q3 | 600 | - | - | - | - | 481 | - |

**Outstanding Class A Notes**

| Expected Redemption | Holmes 1 | Holmes 2 | Holmes 3 | Holmes4 | Holmes 5 | Holmes 6 | Holmes 7 |
|---|---|---|---|---|---|---|---|
| 03Q3 | - | - | - | - | - | - | - |
| 03Q4 | - | 176 | - | 191 | - | 481 | - |
| 04Q1 | - | 176 | - | 191 | - | - | 241 |
| 04Q2 | - | 176 | - | 191 | - | - | 241 |
| 04Q3 | - | 176 | - | 191 | - | - | - |
| 04Q4 | - | - | - | - | 698 | - | - |
| 05Q1 | - | - | 750 | - | - | - | - |
| 05Q2 | - | - | - | - | - | 801 | - |
| 05Q3 | 650 | - | - | - | - | - | - |
| 05Q4 | - | 125 | - | - | - | - | - |
| 06Q1 | - | 125 | - | - | - | - | 803 |
| 06Q2 | - | 125 | - | - | - | - | - |
| 06Q3 | - | 125 | 500 | 1,340 | - | - | - |
| 06Q4 | - | - | - | 350 | 875 | - | - |
| 07Q1 | - | - | - | - | - | - | 161 |
| 07Q2 | - | - | - | - | - | 634 | 161 |
| 07Q3 | 575 | - | - | - | - | - | - |
| 07Q4 | - | 300 | - | - | - | 770 | - |
| 08Q1 | - | - | - | - | - | - | - |
| 08Q2 | - | - | - | - | - | 500 | 592 |
| 08Q3 | - | - | - | - | - | - | - |
| 08Q4 | - | - | - | - | - | - | - |
| 09Q1 | - | - | - | - | - | - | - |
| 09Q2 | - | - | - | - | - | - | - |
| 09Q3 | - | - | - | - | - | - | - |
| 09Q4 | - | - | - | - | - | - | - |
| 10Q1 | - | - | - | - | - | - | - |
| 10Q2 | - | - | - | - | - | - | - |
| 10Q3 | 250 | - | - | - | - | - | - |
| 10Q4 | - | - | - | - | - | - | - |

<u>Holmes Financing No 2 plc</u>

<u>Periodic Report re Holmes Trustees Limited and Holmes Funding Limited</u>

**<u>For Period 09 August 2003 to 08 September 2003</u>**

**All values are in thousands of pounds sterling unless otherwise stated**


Expected Redemption of Class A Notes
Holmes 1
Holmes 2
Holmes 3
Holmes4
Holmes 5
Holmes 6
Holmes 7
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
03Q3
04Q3
05Q3
06Q3
07Q3
08Q3
09Q3
10Q3

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**HOLMES FINANCING (No 2) PLC**

**Dated: 18 September, 2003**                    **By / s / Natalie Weedon**
                                                 **(Authorised Signatory)**